UNITED STATES

SECURITIES & EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

LINE CORPORATION

(Name of Issuer)

Common stock, no par value

(Title of Class of Securities)

53567X101(1)

(CUSIP Number)

NAVER Corporation

NAVER J. Hub Corporation

c/o 6, Buljeong-ro, Bundang-gu, Seongnam-si, Gyeonggi-do, Korea

Phone Number: +82-1588-3830

Attention: Mr. Jemin Ryoo

With a copy to:

Sang Jin Han, Esq.

Cleary Gottlieb Steen & Hamilton LLP

19F Ferrum Tower

19, Eulji-ro 5-gil, Jung-gu, Seoul, Korea

Phone Number: +82-2-6353-8030

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 30, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)	This CUSIP number applies to the Issuer’s American Depositary Shares, each representing one share of common stock.

CUSIP No. 53567X101	13D	Page 2 of 8 pages

1.	Name of reporting person NAVER Corporation
2.	Check the appropriate box if a member of a group (see Instructions) (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds (see Instructions) WC, BK
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Republic of Korea
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 203,412,897 (1)
	8.	Shared voting power 0
	9.	Sole dispositive power 203,412,897
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 203,412,897
12.	Check if the aggregate amount in Row (11) excludes certain shares (see Instructions) ☐
13.	Percent of class represented by amount in Row (11) 80.0% (2)
14.	Type of reporting person (see Instructions) CO

(1)	The Issuer’s articles of incorporation provide that 100 shares constitute one “unit” of common stock. A shareholder of record is entitled to one vote per unit (100 shares) of common stock.
(2)	Based on a total of 254,340,661 shares. See Item 5 of this Schedule 13D.

CUSIP No. 53567X101	13D	Page 3 of 8 pages

1.	Name of reporting person NAVER J. Hub Corporation
2.	Check the appropriate box if a member of a group (see Instructions) (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds (see Instructions) BK
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Japan
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 203,412,897 (1)
	8.	Shared voting power 0
	9.	Sole dispositive power 203,412,897
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 203,412,897
12.	Check if the aggregate amount in Row (11) excludes certain shares (see Instructions) ☐
13.	Percent of class represented by amount in Row (11) 80.0% (2)
14.	Type of reporting person (see Instructions) CO

(1)	The Issuer’s articles of incorporation provide that 100 shares constitute one “unit” of common stock. A shareholder of record is entitled to one vote per unit (100 shares) of common stock.
(2)	Based on a total of 254,340,661 shares. See Item 5 of this Schedule 13D.

CUSIP No. 53567X101	13D	Page 4 of 8 pages

This Amendment No. 1 to Schedule 13D (the “Amendment”) is being filed by NAVER Corporation, a Korean corporation (jusik hoesa) listed on the Korea Exchange (“NAVER”), and NAVER J. Hub Corporation, a Japanese company (kabushiki kaisha) and a direct wholly-owned subsidiary of NAVER (“NAVER J. Hub”), pursuant to Rule 13d-2(a) under the Securities Exchange Act of 1934, as amended. This Amendment amends and supplements the Schedule 13D as filed jointly by NAVER and NAVER J. Hub with the Securities and Exchange Commission on September 16, 2020 (the “Initial Schedule 13D,” and as amended by this Amendment, the “Schedule 13D”). Unless set forth below, all previous Items set forth in the Initial Schedule 13D are unchanged. All capitalized terms used herein that are not defined herein have the meanings for such terms set forth in the Initial Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration

The disclosure in Item 3 of the Initial Schedule 13D is hereby amended by replacing the last three paragraphs thereof with the following:

The U.S. Offer expired at 2:30 a.m., New York City time, on September 15, 2020 (the “Expiration Date”). The consummation of the U.S. Offer was not subject to any condition that a minimum amount of Common Shares and/or ADSs be tendered into the Offers. At the end of the period from the commencement of the Offers on August 3, 2020 to (and including) the Expiration Date (the “Offer Period”), a total of 30,143,898 Common Shares and 1,090,772 ADSs had been tendered and not withdrawn pursuant to the Offers, representing in the aggregate approximately 12.9% of the Shares outstanding as of June 30, 2020. Pursuant to the Transaction Documents, NAVER J. Hub purchased 15,617,335 of such Shares and SoftBank purchased the remaining 15,617,335 Shares.

Pursuant to Japanese law and regulation, the settlement of the Japan Offer occurred on September 24, 2020, the fifth Japan business day following the Expiration Date. The settlement of the U.S. Offer (the “Settlement”) occurred on the same day as the settlement of the Japan Offer. At the Settlement, all Shares that were validly tendered into the Offers and not properly withdrawn during the Offer Period were accepted for payment by the Purchasers. The aggregate purchase price payable by the Purchasers was approximately JPY 84 billion each, excluding related transaction fees, costs and expenses.

NAVER J. Hub financed such purchase with debt financing. On September 16, 2020, NAVER J. Hub, as borrower, and NAVER, as guarantor, entered into a term loan agreement (the “Mizuho Loan Agreement”) with Mizuho Bank, Ltd. (“Mizuho”) and a term loan agreement (the “SMBC Loan Agreement”) with Sumitomo Mitsui Banking Corporation (“SMBC”), pursuant to which and subject to the conditions set forth therein, each of Mizuho and SMBC committed to provide a term loan in an aggregate amount of JPY 100 billion for NAVER J. Hub to finance the Offers and the Share Consolidation (as defined below) and pay associated fees and expenses. The description of the Mizuho Loan Agreement and the SMBC Loan Agreement is qualified in its entirety by reference to the complete text of the agreements, which have been filed as Exhibit 99.3 and Exhibit 99.4 hereto, respectively, and each of which is incorporated herein by reference in its entirety.

Item 4.	Purpose of Transaction

The disclosure in Item 4 of the Initial Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

The Purchasers completed the settlement of the Offers on September 24, 2020. On the same day, LINE announced that, pursuant to the terms and conditions of the Convertible Bonds (as defined below) and as a result of the settlement of the Offers, the conversion prices for the 2023 Allotment Bonds and the 2023 Regulation S Bonds would be adjusted to JPY 5,830.1 per Common Share, and the conversion prices for the 2025 Allotment Bonds and the 2025 Regulation S Bonds would be adjusted to JPY 5,602.5 per Common Share, effective as of September 25, 2020.

CUSIP No. 53567X101	13D	Page 5 of 8 pages

Item 5.	Interest in Securities of the Issuer

The disclosure in Item 5 of the Initial Schedule 13D is hereby amended and restated in its entirety as follows:

(a)

The Reporting Persons may be deemed to beneficially own, in the aggregate, 203,412,897 Shares, which consists of (i) 174,992,000 Shares held by NAVER, (ii) 15,617,335 Shares purchased in the Offers and held by NAVER J. Hub and (iii) 12,803,562 Shares issuable upon the exercise of NAVER’s right to convert the Allotment Bonds based on the applicable conversion price, representing approximately 80.0% of the Issuer’s issued and outstanding Shares.

For purposes of this Schedule 13D, the Reporting Persons have assumed that the total number of the Issuer’s issued and outstanding Shares is 254,340,661 Shares, which consists of (i) 241,537,099 Shares outstanding (excluding treasury shares held by LINE) as of June 30, 2020 and (ii) 12,803,562 Shares issuable upon the conversion of the Allotment Bonds.

The Reporting Persons have agreed to act in concert with SoftBank solely for the purposes of consummating the Transactions. Based on the foregoing, the Reporting Persons and SoftBank have formed a “group” within the meaning of Section 13(d)(3) of the Exchange Act and may be deemed to beneficially own 219,030,232 Shares. However, the Reporting Persons expressly disclaim beneficial ownership of the 15,617,335 Shares beneficially owned by SoftBank and its related affiliates. The Reporting Persons expressly retain the sole voting and investment power of the Shares that the Reporting Persons beneficially own. SoftBank and SoftBank Group Corp., a Japanese corporation (kabushiki kaisha) and the ultimate parent of SoftBank, have filed a separate Schedule 13D with respect to their interests in the Issuer.

(b)	Number of Shares as to which NAVER has:

(i)	sole power to vote or to direct the vote: 203,412,897

(ii)	shared power to vote or to direct the vote: 0

(iii)	sole power to dispose or to direct the disposition of: 203,412,897

(iv)	shared power to dispose or to direct the disposition of: 0

Number of Shares as to which NAVER J. Hub has:

(i)	sole power to vote or to direct the vote: 203,412,897

(ii)	shared power to vote or to direct the vote: 0

(iii)	sole power to dispose or to direct the disposition of: 203,412,897

(iv)	shared power to dispose or to direct the disposition of: 0

(c)

Mr. Hae Jin Lee, Global Investment Officer of NAVER and the chairman of the Issuer’s board of directors, tendered all of the 4,594,000 Common Shares beneficially owned by him into the Offers, which were accepted for payment by the Purchasers at JPY 5,380 per Common Share on September 24, 2020.

Except as described in this Schedule 13D, neither of the Reporting Persons, nor to the best of Reporting Persons’ knowledge, any of the persons identified on Schedules A and B attached hereto, has effected any transaction in the Shares during the past 60 days.

(d)	Not applicable.

(e)	Not applicable.

CUSIP No. 53567X101	13D	Page 6 of 8 pages

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

The disclosure in Item 6 of the Initial Schedule 13D is hereby amended and supplemented by replacing the last paragraph thereof with the following:

In accordance with the terms and conditions of the Allotment Bonds and the Regulation S Bonds (collectively, the “Convertible Bonds”), following the Offers and prior to the Share Consolidation, LINE will redeem all of the Convertible Bonds then outstanding. On September 30, 2020, LINE, as borrower, and NAVER and ZHD, as guarantors, entered into a credit line agreement (the “CB Loan Agreement”) with Mizuho, as Agent, and the financial institutions listed as lenders in Attachment 1 thereto (collectively, the “CB Lenders”), pursuant to which and subject to the conditions set forth therein, the CB Lenders agreed to provide a term loan facility in an aggregate amount of JPY 154.3 billion for LINE to finance the redemption of the Convertible Bonds and pay associated fees and expenses. The description of the CB Loan Agreement is qualified in its entirety by reference to the complete text of the agreement, which has been included as Exhibit 99.8 hereto and which is incorporated herein by reference in its entirety.

Except as described in this Schedule 13D, no contracts, arrangements, understandings, or relationships (legal or otherwise) exist between any Reporting Person and any person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies. Except as described above, none of the Reporting Persons is a party to any arrangement whereby securities of the Issuer are pledged or are otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities.

CUSIP No. 53567X101	13D	Page 7 of 8 pages

Item 7.	Material to Be Filed as Exhibits

The disclosure in Item 7 of the Initial Schedule 13D is hereby amended and restated in its entirety as follows:

Exhibit Number	Description

Exhibit 99.1	Joint Filing Agreement by and between NAVER and NAVER J. Hub, dated as of September 16, 2020 (incorporated by reference to Exhibit 99.1 to the Schedule 13D filed by NAVER and NAVER J. Hub on September 16, 2020).

Exhibit 99.2	U.S. Offer to Purchase dated August 3, 2020 (incorporated by reference to Exhibit (a)(1)(i) to the Schedule TO filed by NAVER, NAVER J. Hub and SoftBank on August 3, 2020).

Exhibit 99.3	Term Loan Agreement by and among NAVER J. Hub, NAVER and Mizuho, dated as of September 16, 2020 (incorporated by reference to Exhibit 99.3 to the Schedule 13D filed by NAVER and NAVER J. Hub on September 16, 2020).

Exhibit 99.4	Term Loan Agreement by and among NAVER J. Hub, NAVER and SMBC, dated as of September 16, 2020 (incorporated by reference to Exhibit 99.4 to the Schedule 13D filed by NAVER and NAVER J. Hub on September 16, 2020).

Exhibit 99.5	Business Integration Agreement by and among NAVER, LINE, SoftBank and ZHD, dated as of December 23, 2019 (English translation) (incorporated by reference to Exhibit 99.4 to the Schedule 13D filed by NAVER on December 23, 2019).

Exhibit 99.6	Transaction Agreement by and between NAVER and SoftBank, dated as of December 23, 2019 (English translation) (incorporated by reference to Exhibit 99.5 to the Schedule 13D filed by NAVER on December 23, 2019).

Exhibit 99.7	Business Alliance Memorandum of Understanding by and among NAVER, LINE, SoftBank and ZHD, dated as of August 3, 2020 (English translation) (incorporated by reference to Exhibit (d)(3) to the Schedule TO filed by NAVER, NAVER J. Hub and SoftBank on August 3, 2020).

Exhibit 99.8	Credit Line Agreement by and among LINE as Borrower, NAVER and ZHD as Guarantors, Mizuho as Agent and the financial institutions listed as lenders in Attachment 1 thereto, dated September 30, 2020 (English translation) (incorporated by reference to Exhibit (b)(8) to the Schedule 13E-3 filed by LINE, NAVER, NAVER J. Hub and SoftBank on September 30, 2020).

CUSIP No. 53567X101	13D	Page 8 of 8 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 30, 2020

NAVER CORPORATION

By:	/s/ Seongsook Han
Name:	Seongsook Han
Title:	Chief Executive Officer

NAVER J. HUB CORPORATION

By:	/s/ Sang-Jin Park
Name:	Sang-Jin Park
Title:	Representative Director